UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

Commission File Number: 001-35135

Sequans Communications S.A.

(Translation of Registrant’s name into English)

15-55 Boulevard Charles de Gaulle

92700 Colombes, France

Telephone: +33 1 70 72 16 00

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐ No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐ No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

The information in this Report on Form 6-K is being filed to update the Sequans Communications S.A. registration statement on Form F-3 and supersedes the Report on Form 6-K filed on July 28, 2016. The information in this report shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-177919, 333-180487, 333-187611, 333-194903, 333-203539 and 333-211011) and Form F-3 (File No. 333-198758).

FINANCIAL INFORMATION

FINANCIAL INFORMATION

Item 1. Unaudited Condensed Consolidated Financial Statements at and for the three and six months ended June 30, 2016

Sequans Communications S.A.

Unaudited Condensed Consolidated Statements of Operations

		Three months ended June 30,		Six months ended June 30,
	Note	2015	2016	2015	2016
		(in thousands, except share and per share amounts)
Revenue:
Product revenue		$6,243	$7,699	$10,231	$13,111
Other revenue		1,253	2,185	2,073	6,058

Total revenue	3	7,496	9,884	12,304	19,169

Cost of revenue:
Cost of product revenue		4,427	4,667	7,189	8,795
Cost of other revenue		345	804	469	1,551

Total cost of revenue		4,772	5,471	7,658	10,346

Gross profit		2,724	4,413	4,646	8,823

Operating expenses:
Research and development	4	6,135	6,889	13,028	13,616
Sales and marketing		1,348	1,495	3,070	2,996
General and administrative		1,286	1,761	2,769	3,139

Total operating expenses		8,769	10,145	18,867	19,751

Operating loss		(6,045)	(5,732)	(14,221)	(10,928)

Financial income (expense):
Interest expense		(440)	(921)	(484)	(1,552)
Interest income		8	5	18	8
Other financial expense		(141)	(83)	(141)	(83)
Change in the fair value of convertible debt embedded derivative		(275)	1,544	(275)	(1,583)
Foreign exchange gain (loss)		(120)	196	106	(16)

Loss before income taxes		(7,013)	(4,991)	(14,997)	(14,154)

Income tax expense (benefit)	5	55	70	119	136
Loss		$(7,068)	$(5,061)	$(15,116)	$(14,290)

Attributable to:
Shareholders of the parent		(7,068)	(5,061)	(15,116)	(14,290)
Non-controlling interests		—	—	—	—

Basic loss per share		$(0.12)	$(0.09)	$(0.26)	$(0.24)

Diluted loss per share		$(0.12)	$(0.09)	$(0.26)	$(0.24)

Weighted average number of shares used for computing:
Basic		59,144,741	59,280,702	59,144,741	59,239,524

Diluted		59,144,741	59,280,702	59,144,741	59,239,524

Sequans Communications S.A.

Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)

	Three months ended June 30,		Six Months ended June 30,
	2015	2016	2015	2016
Loss for the period	$(7,068)	$(5,061)	$(15,116)	$(14,290)

Other comprehensive income (loss)
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Net gain (loss) on cash flow hedge	—	(16)	—	(31)
Exchange differences on translation of foreign operations	43	(106)	113	33

Net other comprehensive income to be reclassified to profit or loss in subsequent periods	43	(122)	113	2
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Re-measurement gains (losses) on defined benefit plans	75	3	(37)	(30)

Net other comprehensive income not to be reclassified to profit or loss in subsequent periods	75	3	(37)	(30)

Total other comprehensive income (loss)	118	119	76	(28)

Total comprehensive loss	$(6,950)	$(5,180)	$(15,040)	$(14,318)

Attributable to:
Shareholders of the parent	$(6,950)	$(5,180)	$(15,040)	$(14,318)
Non-controlling interests	—	—	—	—

Sequans Communications S.A.

Unaudited Condensed Consolidated Statements of Financial Position

	Note	At December 31, 2015	At June 30, 2016
		(in thousands)
ASSETS
Non-current assets:
Property, plant and equipment		$7,116	$7,442
Intangible assets		5,255	6,560
Deposits and other receivables		345	352
Available for sale financial assets		321	327

Total non-current assets		13,037	14,681

Current assets:
Inventories	6	4,065	3,829
Trade receivables	7	16,497	11,002
Prepaid expenses and other receivables		3,170	4,871
Recoverable value added tax		541	504
Research tax credit receivable	4	2,865	3,943
Deposit maturing in less than 90 days		393	343
Cash and cash equivalents	8	8,288	7,122

Total current assets		35,819	31,614

Total assets		$48,856	$46,295

EQUITY AND LIABILITIES
Equity:
Issued capital euro 0.02 nominal value, 59,331,870 shares authorized, issued and outstanding at June 30, 2016 (59,166,741 at December 31, 2015)	9	$1,568	$1,572
Share premium	9	165,536	165,778
Other capital reserves	10-11	16,864	27,615
Accumulated deficit		(184,766)	(199,056)
Other components of equity		(450)	(479)

Total equity		(1,248)	(4,570)

Non-current liabilities:
Government grant advances and loans		5,385	5,208
Convertible debt and accrued interest	11	8,984	14,616
Provisions	13	1,396	1,498
Other liabilities	14	3,267	3,026

Total non-current liabilities		19,032	24,348

Current liabilities:
Trade payables		9,498	14,518
Interest-bearing receivables financing	12	6,472	2,130
Government grant advances		916	1,334
Convertible debt embedded derivative	11	6,091	—
Finance lease obligations		12	—
Other current liabilities		4,604	5,123
Deferred revenue		3,162	3,163
Provisions	13	317	249

Total current liabilities		31,072	26,517

Total equity and liabilities		$48,856	$46,295

Sequans Communications S.A.

Unaudited Condensed Consolidated Statements of Changes in Equity (Deficit)

	Attributable to the shareholders of the parent
	Ordinary shares		Share premium	Other capital reserves	Accumulated deficit	Cumulative translation adjustments	Accumulated other comprehensive income (loss)	Total equity
	Shares	Amount
	(Note 9)	(Note 9)	(Note 9)	(Note 10)
	(in thousands, except share and per share amounts)
At December 31, 2014	59,144,741	$1,568	$165,507	$15,997	$(157,363)	$(2)	$(592)	$25,115

Loss for the period					(15,116)			(15,116)
Re-measurement gains (losses) on defined benefit plans							—	—
Foreign currency translation						(37)		(37)
Income and expense directly recognized in equity							113	113

Total comprehensive income (loss)					(15,116)	(37)	113	(15,040)

Issue of shares in connection with the exercise of option and warrants			1					1
Share-based payment				436				436
Loss for the period					(15,116)			(15,116)

At June 30, 2015	59,144,741	$1,568	$165,508	$16,433	$(172,479)	$(39)	$(479)	$10,512

At December 31, 2015	59,166,741	$1,568	$165,536	$16,864	$(184,766)	$(152)	$(299)	$(1,248)

Loss for the period					(14,290)			(14,290)
Re-measurement gains (losses) on defined benefit plans							(31)	(31)
Foreign currency translation						(30)		(30)
Income and expense directly recognized in equity							33	33

Total comprehensive income (loss)					(14,290)	(30)	2	(14,318)

Issue of shares in connection with the exercise of option and warrants	165,129	4	242					246
Embedded derivative of convertible debts					10,271			10,271
Share-based payment					480			480

At June 30, 2016	59,331,870	$1,572	$165,778	$27,615	$(199,056)	$(182)	$(297)	$(4,570)

Sequans Communications S.A.

Unaudited Condensed Consolidated Statements of Cash Flow

		Six months ended June 30,
	Note	2015	2016
		(in thousands)
Operating activities:
Loss before income taxes		$(14,997)	$(14,154)
Non-cash adjustment to reconcile loss before tax to net cash from (used in) operating activities:
Depreciation and impairment of property, plant and equipment		1,753	1,582
Amortization and impairment of intangible assets		879	1,001
Share-based payment expense		436	480
Increase (decrease) in provisions		(260)	3
Financial expense		466	1,552
Change in the fair value of convertible debt embedded derivative	11	275	1,583
Other financial expenses		141	83
Foreign exchange gain (loss)		(275)	135
Loss on disposal of property, plant and equipment		(3)	—
Working capital adjustments:
Decrease in trade receivables and other receivable		2,574	4,624
Decrease in inventories		1,737	236
Increase in research tax credit receivable		(836)	(1,078)
Increase (decrease) in trade payables and other liabilities		(3,517)	3,587
Increase (decrease) in deferred revenue		(74)	1
Increase (decrease) in government grant advances		(22)	79
Income tax paid		(68)	(130)

Net cash flow used in operating activities		$(11,791)	$(416)

Investing activities:
Purchase of intangible assets and property, plant and equipment		$(1,073)	$(2,738)
Sale of financial assets		278	(13)
Sale of short-term investments		(342)	50
Interest received		18	8

Net cash flow used in investments activities		$(1,119)	$(2,693)

Financing activities:
Proceeds from issue of shares and warrants, net of transaction costs		$1	$246
Proceeds from (repayment of) Interest-bearing receivables financing		1,665	(5,138)
Proceeds from convertible debt, net of transaction cost		11,582	6,932
Repayment of borrowings and finance lease liabilities		(110)	(12)
Interest paid		(64)	(84)

Net cash flows from financing activities		$13,074	$1,944

Net increase (decrease) in cash and cash equivalents		164	(1,165)
Net foreign exchange difference		(5)	(1)
Cash and cash equivalent at previous period		12,329	8,288

Cash and cash equivalent at previous period	8	$12,489	$7,122

Sequans Communications S.A.

Notes to the Unaudited Condensed Consolidated Financial Statements

1. Corporate information

Sequans Communications S.A. (“Sequans”) is organized as a limited liability company (“société anonyme”) incorporated and domiciled in the Republic of France, with its principal place of business at 15-55 boulevard Charles de Gaulle, 92700 Colombes, France. Sequans, together with its subsidiaries (the “Company”), is a fabless designer, developer and supplier of 4G LTE semiconductor solutions for wireless broadband applications. The Company’s semiconductor solutions incorporate baseband processor and radio frequency transceiver integrated circuits along with proprietary signal processing techniques, algorithms and software stacks.

2. Basis of preparation and changes to the Company’s accounting policies

2.1. Basis of preparation

The Condensed Consolidated Financial Statements for the three and six months ended June 30, 2016 are prepared in accordance with IAS 34 Interim Financial Reporting and were authorized for issue in accordance with a resolution of the board of directors on September 9, 2016.

The Condensed Consolidated Financial Statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at December 31, 2015.

These Condensed Consolidated Financial Statements for the six months period ended June 30, 2016 have been prepared on a going concern assumption. The Company’s internal cash forecast is built from sales forecast by products and by customer and a stable operating cost structure. Taking into account forecasted operating cash flow, government and customer funding of research programs, and potential additional capital markets equity financing, management believes that Company’s existing cash and cash equivalents plus cash generated from these activities will be sufficient at least for the next 12 months from June 30, 2016.

2.2. Changes in accounting policy and disclosures

New and amended standards and interpretations

The accounting policies adopted in preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2015, except for the following new and amended IFRS and IFRIC interpretations effective as of January 1, 2016:

•	Amendments to IFRS 11: Accounting for acquisition of interests in Joint Operations

IFRS 11 addresses the accounting for interests in joint ventures and joint operations. The amendments add new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments specify the appropriate accounting treatment for such acquisitions.

•	Amendments to IAS 16 and IAS 38 – Clarification of acceptable methods of depreciation and amortization

IAS 16 and IAS 38 both establish the principle for the basis of depreciation and amortization as being the expected pattern of consumption of the future economic benefits of an asset. The IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances.

•	Annual Improvements to IFRS (2012-2014)

These improvements relate to:

-  IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations

-  IFRS 7 Financial Instruments: Disclosures

Sequans Communications S.A.

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

-  IAS 19 Employee benefits

-  IAS 34 Interim Financial Reporting

•	Amendments to IAS 1 – Disclosure initiative

The amendments to IAS 1 are designed to further encourage companies to apply professional judgment in determining what information to disclose in their financial statements. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures.

Adoption of these new standards and interpretations had no impact on the Condensed Consolidated Financial Statements of the Company.

Standards issued but not yet effective

Standards and interpretations issued but not yet effective up to the date of issue of the Company’s Consolidated Financial Statements are listed below. The Company intends to adopt these standards when they become effective:

•	IFRS 9 – Financial Instruments: Classification and Measurement

•	IFRS 15 – Revenue from contracts with customers

•	IFRS 16 – Leases

2.3. Other information

No impairment tests on property, plant and equipment, and on intangible assets were performed as no events or changes in circumstances indicated that the carrying amount of those assets was not recoverable.

There is no major seasonality in Sequans’ revenue, although the first quarter tends to be seasonally the weakest for product revenue.

Sequans’ results of operations include a provision for post-employment benefits and share-based compensation expense estimated based on the amounts from the previous year.

Sequans Communications S.A.

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

3. Segment information

The Company has one operating segment, which is the design and marketing of semiconductor components for 4G broadband wireless systems. All information required to be disclosed under IFRS 8 Operating Segments is shown in the Consolidated Financial Statements and these associated Notes.

Sales to external customers disclosed below are based on the geographical location of the customers, regardless of the legal entity originating the sale. The following table sets forth the Company’s total revenue by region for the periods indicated. The Company categorizes its total revenue geographically based on the location to which it invoices.

	Europe, Middle East, Africa	Americas	Asia	Total
	(in thousands)
Three months ended June 30, 2015
Total revenue
Sales to external customers	$259	$737	$6,500	$7,496

Three months ended June 30, 2016
Total revenue
Sales to external customers	$1,251	$791	$7,842	$9,884

Six months ended June 30, 2015
Total revenue
Sales to external customers	$1,673	$1,024	$9,607	$12,304

Six months ended June 30, 2016
Total revenue
Sales to external customers	$3,158	$2,321	$13,690	$19,169

The substantial majority of the Company’s non-current assets are held by the parent company, Sequans Communications S.A.

For the three- and six-month periods ended June 30, 2015 and 2016, customers representing more than 10% of revenue, and related accounts receivables at the end of the period, were:

Customer	Customer Location	Three months ended June 30,		Six months ended June 30,		Accounts receivables at June 30,
		2015	2016	2015	2016	2016
		(Unaudited)		(Unaudited)		(Unaudited)
		(in thousands)		(in thousands)		(in thousands)
A	China	26%	—	26%	<10%	—
B	Taiwan	24%	—	17%	—	$624,000
C	China	17%	28%	12%	29%	$1,536,000
D	Australia	14%	<10%	12%	<10%	$220,000
E	China	—	24%	—	12%	$2,330,000
F	China	—	12%	—	<10%	$1,142,000
G	Germany	<10%	<10%	<10%	10%	$550,000

4. Research tax credit receivable

The research tax credit in France is deducted from corporate income taxes due. If taxes due are not sufficient to cover the full amount of the credit, the balance is received in cash three years later (shortened to one year later if the Company is below certain size criteria, which is currently the case). Total French research tax credit receivable as of June 30, 2016 is $3,627,000 of which $2,387,000 is expected to be recovered before the end of 2016.

Sequans Communications S.A.

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

The research tax credit in the United Kingdom is deducted from corporate income taxes due. If taxes due are not sufficient to cover the full amount of the credit, the balance is received in cash the following year. Total U.K. research tax credit receivable as of June 30, 2016 is $316,000. In July 2015, the Company was notified that the tax authorities in the United Kingdom would review the research tax declaration for 2014. Based on exchanges with the tax authorities, at December 31, 2015 a provision for risk related to the tax credit was recorded in the amount of £170,000 ($252,000). In May 2016, the review was finalized and the assessment was equal to the amount accrued. Payment of the adjusted tax credit in the amount of £91,000 ($122,000) was received from the tax authorities in July 2016. £87,000 ($117,000) related to the 2015 tax credit is expected to be recovered before the end of 2016.

5. Income tax

The major components of income tax expense are:

	Three months ended June 30,		Six months ended June 30,
	2015	2016	2015	2016
	(Unaudited)		(Unaudited)
	(in thousands)		(in thousands)
Consolidated Statement of Operations
Current income tax charge	$55	$70	$119	$136
Deferred income tax	—	—	—	—

Income tax expense reported in the Consolidated Statement of Operations	$55	$70	$119	$136

Deferred tax assets were not recognized in the three and six months ended June 30, 2015 and 2016 with respect to the loss as the Company has not generated taxable profits since its inception in 2003.

6. Inventories

	At December 31, 2015	At June 30, 2016
	(in thousands)
Components	$1,486	$1,924
Finished goods (at lower of cost or net realizable value)	5,519	4,877

Total inventories at cost	$7,005	$6,801

Depreciation of components (at cost)	$268	$257
Depreciation of finished goods	2,672	2,715

Total depreciation	$2,940	$2,972

Components, net	$1,218	$1,667
Finished goods, net	2,847	2,162

Total net inventories	$4,065	$3,829

In the year ended December 31, 2015, the Company reviewed the value of inventory of products which have not been declared end-of-life and for slow-moving WiMAX and LTE products and memory components. The Company recorded a provision for the remaining value of WiMAX products and components in the amount of $760,000, bringing the value of WiMAX inventories to zero. This increase in the inventory provision is included in the Consolidated Statements of Operations in “Cost of product revenue.” Based on the indications of demand and market opportunities being developed as of December 31, 2015 and June 30, 2016, no provision for obsolete or slow-moving LTE inventory was considered necessary at either date.

Sequans Communications S.A.

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

In the six months ended June 30, 2016, the Company released $49,000 of a provision previously recorded for defective products, as these products were scrapped and written off during the period.

7. Trade receivables

Trade receivables are non-interest bearing and are generally on 30-60 day payment terms.

	At December 31, 2015	At June 30, 2016
	(in thousands)
Trade receivables and unbilled revenue	$16,345	$10,054
Unbilled revenue	740	1,536
Provisions on trade receivables	(588)	(588)

Net trade receivables	$16,497	$11,002

The movements in the provision for impairment of receivables were as follows:

	Year ended December 31, 2015	Six months ended June 30, 2016
	(in thousands)
At January 1,	$1,965	$588
Charge for the period	15	—
Utilized amounts	(1,392)	—

At period end	$588	$588

The aging analysis of trade receivables that were not impaired is as follows:

	Total	Neither past due nor Impaired	Past due but not impaired
			<30 days	30-60 days	60-120 days	>120 days
	(in thousands)
At December 31, 2015	$16,497	$12,589	$3,520	$138	$250	$—
At June 30, 2016	$11,002	$10,152	$547	$182	$42	$79

8. Cash and cash equivalents; short-term investments

	At December 31, 2015	At June 30, 2016
	(in thousands)
Cash at banks	$2,408	$3,664
Cash equivalents	5,880	3,458

Cash and cash equivalents	$8,288	$7,122

Short-term investments	$393	$343

Sequans Communications S.A.

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

Cash equivalents in money market funds are invested for short-term periods depending on the immediate cash requirement of the Company, and earn interest at market rates for short-term investments. Short-term investments are money-market funds which have a maturity of greater than 90 days but less than one year. Most of the cash and cash equivalents is held in U.S. dollar and euros as follows:

	At December 31, 2015	At June 30, 2016
U.S. dollar denominated accounts	$7,352	$5,928
Euro denominated accounts	826	1,063
GBP denominated accounts	15	27
SGP denominated accounts	31	29
NIS denominated accounts	25	11
RMB denominated accounts	18	46
Other currencies denominated accounts	21	18

Cash and cash equivalents	$8,288	$7,122

9. Issued capital and reserves

Authorized capital, in number of shares

Authorized capital includes all shares issued as well as all potential shares which may be issued upon exercise of stock options, founders warrants, other warrants and restricted share awards, or which the shareholders have otherwise authorized for specific capital increases. At December 31, 2015, authorized capital was 93,277,508 ordinary shares with a nominal value of €0.02 each. In June 2016, at the Annual and Extraordinary Shareholders Meeting, the shareholders authorized increases in authorized capital of up to 1,000,000 shares for the grant of stock options, warrants and restricted share awards, and of up to 20,000,000 shares which could be issued in a public or private financing transaction. At June 30, 2016, authorized capital was 99,113,997 ordinary shares with a nominal value of €0.02 each.

Shares issued and fully paid

At December 31, 2015, 59,166,741 ordinary shares were issued and outstanding, representing a nominal value of €1,183,000 ($1,568,000). At June 30, 2016, 59,331,870 ordinary shares were issued and outstanding, representing a nominal value of €1,187,000 ($1,572,000).

10. Share-based payment plans

The expense recognized for employee and other services received during the three and six months ended June 30, 2016 arising from equity-settled share-based payment transactions was $226,000 and $480,000, respectively (three and six months ended June 30, 2015: $197,000 and $435,000, respectively).

The breakdown is as follows:

	Three months ended June 30,		Six months ended June 30,
	2015	2016	2015	2016
	(in thousands)		(in thousands)
Cost of revenue	$4	$4	$10	$8
Research and development	84	96	185	204
Sales and marketing	34	35	74	74
General and administrative	75	91	166	194

Total	$197	$226	$435	$480

During the six months ended June 30, 2016, the board of directors granted 253,350 stock options at exercise prices ranging from $1.90 to $2.54. Vesting of stock options occurs over four years, with 25% vesting after the first anniversary of grant and the remaining 75% vesting monthly over the remaining 36 months. In June 2016, 140,000 warrants were issued to members of the board of directors at an exercise price of $1.86. The board members subscribed to the warrants at a price of €0.01 per warrant.

Sequans Communications S.A.

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

During the six months ended June 30, 2016, 54,766 stock options and warrants were canceled; 165,129 stock options, warrants and founders warrants were exercised.

In June 2016, the shareholders authorized the issuance of restricted share awards in addition to stock options and warrants.

See Note 18, Events after the reporting date, for more information.

11. Convertible debt

On April 14, 2015, the Company entered into a convertible note agreement with Nokomis Capital, L.L.C., one of the Company’s existing shareholders (the “Holder”), regarding the issuance and sale of a convertible note in the principal amount of $12 million (the “2015 Note”), which is convertible into the Company’s American Depositary Shares (“ADSs”), each representing one ordinary share, nominal value €0.02 per share, at a conversion rate of 540.5405 ADSs for each $1,000 principal amount of the 2015 Note, subject to certain adjustments, which equates to an initial conversion price of $1.85 per ADS.

On April 27, 2016, the Company entered into a convertible note agreements with Nokomis Capital, L.L.C. and two other financial institutions (the “Holders”) regarding the issuance and sale of convertible notes in the aggregate principal amount of $7.16 million (the “2016 Notes”), which are convertible into the Company’s ADS. The conversion price of the 2016 Notes is $2.71 per ADS.

The 2015 Note and the 2016 Notes (together, “the Notes”) are unsecured obligations of the Company, will mature on the third anniversary of the issuance dates and are not redeemable prior to maturity at the option of the Company. The accreted principal amounts of the Notes are convertible at any time or times on or after the issuance dates until maturity, in whole or in part, subject to certain adjustments for significant corporate events, including dilutive issuances, dividends, stock splits and other similar events. Interest accrues on the unconverted portion of the Notes at the rate of 7% per year, paid in kind annually on the anniversaries of the issuances of the Notes. The Notes also provide for customary events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the Notes to become or to be declared due and payable.

In the event of a recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company’s assets or other transaction, which in each case results in the Company’s shareholders receiving stock, securities or assets with respect to or in exchange for their ADSs or ordinary shares, the Holders shall elect, at their option, either (a) to require the Company to repurchase for cash the entire accreted principal amount of the Notes or (b) to convert the Notes in their entirety.

The Notes contain customary ongoing covenants of the Company. In addition, the Notes provide that the Company will not grant a consensual security interest or pledge its personal property assets to a third party lender (with certain limited exceptions) during the time that the Notes are outstanding. Any amendment or waiver of the terms of the Notes requires the affirmative consent of the Holders.

Due to the potential adjustment of the conversion rate of the 2015 Note during the first twelve months of the term under certain conditions, and of the 2016 Notes during the period beginning on April 28, 2016 and ending on May 12, 2016, the Notes were accounted for as compound financial instruments with two components:

-	A liability component reflecting the Company’s contractual obligation to pay interest and redeem the bonds in cash; and

-	An embedded derivative, which is the Holders’ call option whereby the Company can be required to issue a number of shares in exchange for notes at a rate which may vary during the first twelve months after issuance of the 2015 Note and during the period beginning on April 28, 2016 and ending on May 12, 2016 for the 2016 Notes.

The initial fair value of the Notes was split between these two components.

Sequans Communications S.A.

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

The fair value of the liability component on the issuance date represents the fair value of a similar liability that does not have an associated equity conversion feature, calculated as the net present value of contractually determined future cash flows, discounted at the rate of interest applied by the market at the time of issue to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option. The Company has used 24.26% as the market rate of interest in order to value the liability component of the 2015 Note and 25.69% for the 2016 Notes.

The embedded derivatives of the Notes were valued using the Black-Scholes valuation model. On April 14, 2015 the initial fair value of the embedded derivative of the 2015 Note was calculated to be $4,055,000. The change in fair value was remeasured and recorded as financial income or loss at each balance sheet date and on the date on which the conversion price became fixed: April 14, 2016. On this date, the fair value of the embedded derivative was calculated to be $8,324,000 and this amount was transferred from liabilities to Other Capital Reserves in shareholders’ equity.

The fair value of the embedded derivative of the 2016 Notes on the issuance date of April 27, 2016 was calculated to be $2,597,000 and was recalculated to be $1,947,000 when the conversion rate of the 2016 Notes was fixed on May 12, 2016. The change in fair value was recorded as financial income in the three months ended June 30, 2016 and the value of the embedded derivative as of May 12, 2016 was transferred from liabilities to Other Capital Reserves in shareholders’ equity.

At June 30, 2016, the Notes and accrued interest were recorded as a non-current liability in the amount of $14,616,000.

12. Accounts receivable financing agreement

In June 2014, the Company entered into a factoring agreement with a French financial institution whereby a line of credit was made available equal to 90% (70% beginning May 2016) of the face value of accounts receivable from qualifying customers. The Company transfers to the finance company all invoices issued to qualifying customers, and the customers are instructed to settle the invoices directly with the finance company. The Company pays a commission on the face value of the accounts receivable submitted and interest on any draw-down of the resulting line of credit. In the event that the customer does not pay the invoice within 60 days of the due date, the receivable is excluded from the line of credit, and recovery becomes the Company’s responsibility. At June 30, 2016, $2,130,000 had been drawn on the line of credit and recorded as a current borrowing (December 31, 2015: $6,472,000).

13. Provisions

	Post- employment benefits	Others	Total	Current	Non-current
	(in thousands)
At December 31, 2015	$728	$985	$1,713	$317	$1,396
Arising during the period	110	200	310	200	110
Released (used) during the period	—	(276)	(276)	(268)	(8)

At June 30, 2016	$838	$909	$1,747	$249	$1,498

The provision for post-employment benefits is for the lump sum retirement indemnity required to be paid to French employees. No employee has retired during the period.

“Other provisions” relate primarily to estimated payments to holders of patents which may be deemed as essential under the requirements of the LTE standard of royalties assessed on sales of modules. The provision is based on management’s judgment, taking into consideration the various articles, reports, industry discussions on the subject which were available, and is recorded in the cost of product revenue.

Sequans Communications S.A.

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

14. Other non-current liabilities

	At December 31, 2015	At June 30, 2016
	(in thousands)
Payables	$3,257	$3,014
Deferred tax	10	12

Total other non-current liabilities	$3,267	$3,026

In the year ended December 31, 2015, the Company signed a contract with a supplier for a total amount of €5,000,000 ($5,368,000). An invoice for the total amount was received in 2015 but will be paid in three installments in 2016 and 2017. The total debt has been recorded for $4,744,000 corresponding to the discounted value calculated with an interest rate of 8.34%.

The first installment of €1,500,000 is due during the year ended 2016, and the two others during the year ended 2017. The amount of $3,257,000 at December 31, 2015 and $3,014,000 at June 30, 2016, related to the discounted value of the 2017 payments, has been recorded as non-current liabilities.

15. Foreign currency risk and fair value of financial instruments

The Company faces the following foreign currency exposures:

Transaction risk arising from:

•	Operating activities, when revenues or expenses are denominated in different currencies from the functional currency of the entity carrying out these transactions.

•	Non derivative monetary financial instruments that are denominated and settled in a currency different from the functional currency of the entity which holds them.

Nearly 100% of total revenues and 93% of total cost of sales are denominated in U.S. dollars. However, as a result of significant headcount and related costs from operations in France, which are denominated and settled in euros (the “structural costs”), the Company has transactional currency exposures which can be affected significantly by movements in the U.S. dollar/euro exchange rates. Approximately 60% of operating expense is denominated in euros. The Company seeks to mitigate the effect of its structural currency exposure by raising capital in euros sufficient to cover euro-based operating expenses. The Company has not used the possibility offered by paragraph 72 of IAS 39 Financial Instruments: Recognition and Measurement to designate non-derivative financial assets (cash and cash equivalents plus trade accounts receivables less trade accounts payable, denominated in euro) as a hedging instrument for a hedge of a foreign currency risk (U.S. dollar versus euro fluctuations) corresponding to structural cost related future cash outflows.

If there were a 10% increase or decrease in exchange rate of the U.S. dollar to the euro, the Company estimates the impact, in absolute terms, on operating expenses for the six months ended June 30, 2016 would have been $1.2 million.

The Company uses financial instruments, including derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in euros.

Sequans Communications S.A.

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

The following tables present fair values of derivative financial instruments at December 31, 2015 and June 30, 2016.

	At December 31, 2015
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy U.S. dollars, sell euros)	€2,300	$(38)
Options (buy euros, sell U.S. dollars)	2,500	(1)

Total	€4,800	$(39)

	At June 30, 2016
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy U.S dollars, sell euros)	€1,000	$(3)
Options (buy euros, sell U.S. dollars)	500	(4)

Total	€(1,500)	$(7)

The fair value of foreign currency related derivatives are included in the Consolidated Statement of Financial Position in “Other current financial liabilities” for the periods presented. The earnings impact of cash flow hedges relating to forecasted operating expense transactions is reported in operating expense. Realized and unrealized gains and losses on these instruments deemed effective for hedge accounting are deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings.

During the three and six months ended June 30, 2016, the Company recorded a loss of $106,000 and a profit of $33,000, respectively (profits of $43,000 and $113,000 for the three and six months ended June 30, 2015, respectively) in other comprehensive income related to the effective portion of the change in fair value of its cash flow hedges.

During the three and six months ended June 30, 2016, the Company recognized net loss of $6,000 and a net profit $6,000, respectively related to the ineffective portion of its hedging instrument (profit of $3,000 for the six months ended June 30, 2015). There was no ineffective portion of hedging instrument in the three months ended June 30, 2015.

At June 30, 2016 and December 31, 2015, the carrying values of financial instruments (cash and cash equivalents, deposits and other receivables, trade receivables and trade and other payables, convertible debt and interest-bearing receivables financing) approximate their fair values.

At June 30, 2016 and December 31, 2015 the fair value of financial instruments at fair value through profit and loss and other comprehensive income was determined using level 2 techniques.

16. Contingencies

From time to time, the Company has been and may become involved in legal proceedings arising in the ordinary course of its business. Management is not aware of any legal proceedings that, if concluded unfavorably, would have a significant impact on financial position or cash flows.

Sequans Communications S.A.

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

17. Related party disclosures

There is no single investor who has the ability to control the board of directors or the vote on shareholder resolutions. There is one investor who owns in excess of 10% of the share capital of the Company: BPI France Participation – Fonds Large Venture.

In April 2015 and April 2016, the Company issued convertible notes to an affiliate of Nokomis Capital, L.L.C., an investor who owns in excess of 5% of the share capital of the Company, in two private transactions. (See Note 11 Convertible debt.)

On December 11, 2014, the Board of Directors approved a consulting agreement with Alok Sharma, member of the board of directors, for services in business development and strategy. This agreement is still effective. During the six months ended June 30, 2016, $90,000 was earned by Mr. Sharma under this agreement (six months ended June 30, 2015: $90,000).

No other transactions have been entered into with these or any other related parties during the six months ended June 30, 2015 and 2016, other than normal compensation (including share based payment arrangements) for and reimbursement of expenses incurred in their roles as directors or employees of the Company.

18. Events after the reporting date

Share-based payment plans

On July 26, 2016, the board of directors granted 20,000 warrants to consultants with a vesting of a two-year period at an exercise price of $2.01 and granted 61,250 restricted share awards. There is no exercise price for restricted share awards; the beneficiary receives title to the underlying ordinary shares with no cash payment at the end of the vesting period.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with Sequans Communications S.A.’s unaudited condensed consolidated financial statements beginning at Page 3 of this report on Form 6-K. As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, “Sequans Communications S.A.”, “Sequans Communications”, “the Company”, “we”, “us” and “our” refer to Sequans Communications S.A. and its consolidated subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to the unaudited condensed consolidated financial statements of Sequans Communications S.A. included herein.

In this report on Form 6-K, references to the “euro” or “€” are to the euro currency of the European Union and references to “U.S. dollars” or “$” are to United States dollars. References to the “the Shares” are references to Sequans Communications’ Ordinary Shares, nominal value €0.02 per share, and references to “the ADSs” are to Sequans Communications’ American Depositary Shares (each representing one Ordinary Share), which are evidenced by American Depositary Receipts (“ADRs”).

The financial information presented herein has been prepared in accordance with International Reporting Financial Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Forward-Looking Statements Safe Harbor

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this report on Form 6-K, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward looking statements. When used in this report, the words “anticipate”, “objective”, “may”, “might”, “should”, “could”, “can”, “intend”, “expect”, “believe”, “estimate”, “predict”, “potential”, “plan”, “is designed to” or the negative of these and similar expressions identify forward-looking statements. The information contained in this report on Form 6-K reflects our current views with respect to future events and is based on assumptions and subject to risk and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed with the SEC as well as our other filings with the SEC, which can be obtained on the SEC’s website at http://www.sec.gov. Readers are specifically referred to those documents. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements. We cannot assure you that our plans, intentions or expectations will be achieved. Our actual results, cash flows, financial position, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this report. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this report. Other than as required by applicable securities laws, we are under no obligation to update any forward-looking statement, whether as result of new information, future events or otherwise.

Summary

We are a fabless designer, developer and supplier of single-mode 4G LTE semiconductor solutions for wireless broadband applications. Our solutions incorporate baseband processor and RF transceiver ICs along with our proprietary signal processing techniques, algorithms and software stacks. Our high performance ICs deliver high throughput, low power consumption and high reliability in a small form factor and at a low cost.

Results of Operations

Comparison of the Three Months Ended June 30, 2015 and 2016

	Three months ended June 30,		Change
	2015	2016	%
	(Unaudited)
	(in thousands)
Revenue:
Product revenue	$6,243	$7,699	23%
Other revenue	1,253	2,185	74

Total revenue	7,496	9,884	32

Cost of revenue:
Cost of product revenue	4,427	4,667	5
Cost of other revenue	345	804	133

Total cost of revenue	4,772	5,471	15

Gross profit	2,724	4,413	62
Operating expenses:
Research and development	6,135	6,889	12
Sales and marketing	1,348	1,495	11
General and administrative	1,286	1,761	37

Total operating expenses	8,769	10,145	16

Operating loss	(6,045)	(5,732)	(5)
Financial income (expense):
Interest income	8	5
Interest expense	(440)	(921)
Other financial expense	(141)	(83)
Change in the fair value of convertible debt embedded derivative	(275)	1,544
Foreign exchange gain (loss)	(120)	196

Loss before income taxes	(7,013)	(4,991)	(29)
Income tax expense (benefit)	55	70

Loss	$(7,068)	$(5,061)	(28)

Revenue

Product revenue increased 23% from $6.2 million in the three months ended June 30, 2015 to $7.7 million in the same period in 2016. This increase reflects growth in the sales of LTE products to customers with router applications around the world as well as initial shipments of new LTE products optimized for machine-to-machine applications. The increase also reflects growth in revenues from both chipsets and modules. In the second quarter of 2016, we started selling our Cat-1 LTE products in volume, and continued sales of our established Cat-4 and Cat-6 LTE products.

Our largest customer in the three months ended June 30, 2016, representing 28% of total revenues, is based in China and integrated our LTE products into a range of products for emerging carriers and emerging markets. This customer represented 17% of total revenues in the second quarter of 2015. For the three months ended June 30, 2016, a new China-based distributor, selling on to at least three end customers in China, represented 24% of total revenues and another China-based distributor represented 12%. Both distributors sell on to multiple end customers in China. For the three months ended June 30, 2015, a China-based distributor represented 24% of total revenues and no revenue was recognized for this distributor in the three months ended June 30, 2016.

During the second quarter of 2016, we shipped 610,000 units compared to 380,000 units in the second quarter of 2015.

Other revenue increased 74% from $1.3 million in the three months ended June 30, 2015 to $2.2 million in the same period in 2016, reflecting the execution on an increasing number of service agreements offset slightly by lower license and maintenance revenues.

Cost of Revenue

Cost of product revenue increased 5% from $4.4 million in the three months ended June 30, 2015 to $4.7 million in the same period in 2016 due to higher product costs associated with the increased number of units sold, offset by negotiated price decreases and replacement of a higher cost radio component by a new lower cost component in the product mix. Cost of other revenue increased from $345 thousand in the three months ended June 30, 2015 to $804 thousand in the same period in 2016 reflecting the increased volume of service revenues.

Gross Profit

Gross profit increased 62% from $2.7 million in the three months ended June 30, 2015 to $4.4 million in the same period in 2016, and gross margin increased from 36.3% in the three months ended June 30, 2015 to 44.6% in the same period in 2016. The difference in gross profit reflects both the increase in revenue and improvements in product cost structure as well as the revenue mix. Modules have a lower gross margin than chips so the more modules there are in the mix, the lower the margin. Product gross margin increased from 29.1% in the three months ended June 30, 2015 to 39.4% in the same period in 2016 due to better absorption of fixed costs by a higher revenue level as well as improvements to the product cost structure. Other revenue gross margin decreased from 72.5% in the three months ended June 30, 2015 to 63.2% in the same period in 2016 due to a lower weight of license revenue, with 100% margin, in the 2016 other revenue mix.

Research and Development

Research and development expense increased 12% from $6.1 million in the three months ended June 30, 2015 to $6.9 million for the three month ended June 30, 2016 primarily due to higher headcount. Overall, there were 204 employees and independent contractors in research and development at June 30, 2016 compared to 166 employees and independent contractors at June 30, 2015.

Sales and Marketing

Sales and marketing expense increased 11% from $1.3 million in the three months ended June 30, 2015 to $1.5 million in the same period in 2016 primarily due to higher expenses related to advertising and salaries, partially offset by lower marketing incentives related to a major business initiative. Overall, there were 21 employees and independent contractors in sales and marketing at June 30, 2016 compared to 21 employees and independent contractors at June 30, 2015.

General and Administrative

General and administrative expense increased 37% from $1.3 million in the three months ended June 30, 2015 to $1.8 million in the same period in 2016 primarily due to a non-recurring charge related to an amicable settlement of a dispute plus recruiting fees related to some key hires in the Company during the quarter. Overall, there were 20 employees, including two interns, in general and administrative at June 30, 2016 compared to 18 employees at June 30, 2015.

Interest Income (Expense), Net

Net interest expense increased from $432 thousand in the three months ended June 30, 2015 to a net interest expense of $916 thousand in the same period in 2016. The increase of net interest expense is due to interest expense on the $7.16 million in convertible debt issued in April 2016 and on the €2 million in government loans received in October 2015, offset slightly by lower interest expense on lower usage of the factoring facility in the second quarter of 2016.

Change in the Fair Value of Convertible Debt Embedded Derivative

The change in the fair value of the convertible debt embedded derivative resulted in a charge of $275 thousand in the three months ended June 30, 2015 compared to a gain of $1.5 million in the same period in 2016. In the second quarter of 2015, the change in value related to the $12.0 million in convertible debt issued in April 2015, whereas the change in value in the second quarter of 2016 reflected the final measurement of the April 2015 debt as well as the final valuation of the $7.16 million in convertible debt issued in April 2016.

Foreign Exchange Gain (Loss), Net

We had a net foreign exchange loss of $120 thousand in the three months ended June 30, 2015 compared to a net foreign exchange gain of $196 thousand in the same period in 2016, primarily due to movements in the U.S. dollar versus the euro.

Income Tax Expense

Income tax expense increased from $55 thousand for the three months ended June 30, 2015 to $70 thousand in the same period in 2016.

Comparison of the Six months Ended June 30, 2015 and 2016

	Six months ended June 30,		Change
	2015	2016	%
	(Unaudited)
	(in thousands)
Revenue:
Product revenue	$10,231	$13,111	28%
Other revenue	2,073	6,058	192

Total revenue	12,304	19,169	56

Cost of revenue:
Cost of product revenue	7,189	8,795	22
Cost of other revenue	469	1,551	230

Total cost of revenue	7,658	10,346	35

Gross profit	4,646	8,823	90
Operating expenses:
Research and development	13,028	13,616	5
Sales and marketing	3,070	2,996	(2)
General and administrative	2,769	3,139	13

Total operating expenses	18,867	19,751	5

Operating loss	(14,221)	(10,928)	(23)
Financial income (expense):
Interest income (expense), net	18	8
Interest expense	(484)	(1,552)
Other financial expense	(141)	(83)
Change in the fair value of convertible debt embedded derivative	(275)	(1.583)
Foreign exchange gain (loss)	106	(16)

Loss before income taxes	(14,997)	(14,154)	(6)
Income tax expense (benefit)	119	136

Loss	$(15,116)	$(14,290)	(5)

Revenue

Product revenue increased 28% from $10.2 million in the six months ended June 30, 2015 to $13.1 million in the same period in 2016. This increase was primarily due to our sales of LTE chipsets and to a lesser extent LTE modules, for integration in home and portable routers and machine-to-machine devices. While final sales of WiMAX products contributed over $1 million to sales in the first six months of 2015, there were no sales of WiMAX products in 2016.

One China-based end customers represented 29% of total revenue in the six months ended June 30, 2016 compared to 12% in the same period in 2015. For the six months ended June 30, 2016, one new China-based distributor represented 12% of revenues, while no revenue was recognized for this customer in the same period in 2015.

During the six months ended June 30, 2016, we shipped 1 million units of LTE products compared to 670,000 LTE units and just under 100,000 WiMAX units in the six months ended June 30, 2015.

Other revenue increased nearly three-fold from $2.1 million in the six months ended June 30, 2015 to $6.1 million in the same period in 2016. The increase was due to an increasing number of service contracts with our customers, providing development and integration services, as well as contracts with operators to provide network testing and other services. License revenue increased in the six months ended June 30, 2016 slightly offset by lower maintenance revenues.

Cost of Revenue

Cost of product revenue increased 22% from $7.2 million in the six months ended June 30, 2015 to $8.8 million in the same period in 2016 due to higher product costs associated with the increased number of units sold, partially offset by negotiated cost decreases. Cost of other revenue increased from $469 thousand in the six months ended June 30, 2015 to $1.6 million in the same period in 2016 due to costs related to increased service revenue.

Gross Profit

Gross profit increased 90% from $4.6 million in the six months ended June 30, 2015 to $8.8 million in the same period in 2016. The increase in gross profit reflects the increase in revenue and the revenue mix. Modules have a lower gross margin than chips so the more modules there are in the mix, the lower the margin. Overall gross margin increased from 37.8% for the six months ended June 30, 2015 to 46.0% for the same period in 2016. Product gross margin increased from 29.7% in the six months ended June 30, 2015 to 32.9% in the first half of 2016 due to better absorption of fixed costs by the higher level of product revenues, as well as the impact of negotiated cost decreases. Gross margin on other revenue decreased from 77.4% in the six months ended June 30, 2015 to 74.4% in the first half of 2016 due to a lower weight of license revenue, with 100% margin, in the 2016 other revenue mix.

Research and Development

Research and development expense increased 13% from $13.0 million for the six months ended June 30, 2015 to $13.6 million in the same period in 2016, primarily due to higher headcount.

Sales and Marketing

Sales and marketing expense decreased 2% from $3.1 million in the six months ended June 30, 2015 to $3.0 million in the same period in 2016, due to slightly lower headcount.

General and Administrative

General and administrative expense increased 13% from $2.8 million in the six months ended June 30, 2015 to $3.1 million in the same period in 2016 primarily due to higher recruiting expense in 2016 as well as a non-recurring charge related to a dispute settlement.

Interest Income (Expense), Net

Net interest expense increased from $466 thousand in the six months ended June 30, 2015 to $1.5 million in the same period in 2016. This reflects the interest expense on the $12.0 million in convertible debt issued in April 2015, the €2 million government loans received in October 2015 and the $7.16 million in convertible debt issued in April 2016. Higher interest expense on these debt instruments was partially offset by lower interest expense linked to the factoring arrangement implemented as draw-downs on this facility were lower in 2016.

Change in the Fair Value of Convertible Debt Embedded Derivative

The change in the fair value of the convertible debt embedded derivative resulted in a charge of $275 thousand in the six months ended June 30, 2015 compared to a gain of $1.6 million in the same period in 2016. In the first half of 2015, the change in value related to the $12.0 million in convertible debt issued in April 2015, whereas the change in value in the first half of 2016 reflected the final measurement of the April 2015 debt as well as the final valuation of the $7.16 million in convertible debt issued in April 2016.

Foreign Exchange Gain (Loss), Net

We had a net foreign exchange loss of $16 thousand in the six months ended June 30, 2016 compared to a net foreign exchange gain of $106 thousand in the same period in 2015, primarily due to movements in the U.S. dollar versus the euro.

Income Tax Expense (Benefit)

Income tax expense was fairly flat at $0.1 million for both the six months ended June 30, 2016 and the same period in 2015.

Liquidity and Capital Resources

Sources of Liquidity

Our cash and cash equivalents and short-term investments were $7.5 million at June 30, 2016, compared to $13.0 million at December 31, 2015. This decrease was due primarily to the use of cash and cash equivalents to fund operations including on-going research and development activities, partially offset by $7.0 million of net proceeds from the issuance of convertible notes in April 2016. Our Condensed Consolidated Financial Statements for the six month period ended June 30, 2016 have been prepared on a going concern assumption. The Company’s internal cash forecast is built from sales forecast derived by products and clients and a stable fixed costs structure. Management also assumes successful financing activities including government funding of research programs and potential additional financing (strategic partners, banks or capital market). Based on these assumptions, management believes that Company’s existing cash and cash equivalents plus cash generated from these activities will be sufficient at least for the next 12 months from June 30, 2016.

Since inception, we have financed our operations primarily through proceeds from the issuance pre-IPO of our preference shares and convertible notes, which totaled €54.7 million ($73.1 million) from 2004 to the end of 2010; from the $59.1 million in net proceeds from our initial public offering on the New York Stock Exchange in April 2011; from $37.1 million in net proceeds from our public offerings in February and November 2013 and from $18.6 million in net proceeds from issuance of convertible debt in 2015 and April 2016.

Cash Flows

Cash Flows used in Operating Activities

The lower level of cash used in operating activities was primarily due to a lower operating loss and a favorable change in operating assets and liabilities (increase in payables and decrease in accounts receivables mainly).

Cash Flows used in Investing Activities

Cash used in investing activities during the six months ended June 30, 2016 consisted primarily of purchases of property and equipment and intangible assets for $2.7 million.

Cash Flows from Financing Activities

Net cash from financing activities was $1.9 million for the six months ended June 30, 2016, reflecting the net proceeds of $7.0 million from the issuance of convertible debt in April 2016, offset by $5.1 million lower usage of the factoring facility.

Trend Information

For the six months ended June 30, 2016, the most significant change in trends that affected our business, results of operations and financial condition was the increase in sales of our LTE products both in absolute terms as well as compared to sales for the WiMAX market, for which our last shipments took place in the first quarter of 2015. In addition, the increase in revenues from service contracts with key customers and operators shows that our partners are relying on us due to our leading position in the single-mode LTE market, in particular LTE for machine-to-machine and Internet of Things applications.

Other than the possibility of delays in our customers product launches or delays in LTE network deployments and upgrades to narrow-band LTE, which would have a negative impact on our revenue from LTE products, or as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

Contractual Obligations

Our contractual obligations relate primarily to non-cancellable operating leases and inventory component purchase commitments. During the six months ended June 30, 2016, there were no significant changes in our contractual obligations from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2016

SEQUANS COMMUNICATIONS S.A. (Registrant)

By:	/s/ Deborah Choate
Deborah Choate Chief Financial Officer